United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Toast, Inc.

(Name of Issuer)

Class A Common Stock, par value of $0.000001 per share

(Title of Class of Securities)

888787108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Jonathan Grimm
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 27,717,539
	6	Shared Voting Power 0
	7	Sole Dispositive Power 27,717,539
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 27,717,539
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.30%
12	Type of Reporting Person IN

ITEM 1. (a)	Name of Issuer:

Toast, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

401 Park Drive, Boston, Massachusetts 02215

ITEM 2. (a)	Name of Person Filing:

This statement is filed on behalf of Jonathan Grimm (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 401 Park Drive, Boston, Massachusetts 02215.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value of $0.000001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

888787108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2021, based upon 167,749,209 shares of Class A Common Stock outstanding as of December 31, 2021, as provided by the Issuer. The information below assumes the conversion of the Class B common stock, par value $0.000001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

(a)	Amount beneficially owned:

The Reporting Person is deemed to be the beneficial owner of 27,717,539 shares of Class A Common Stock, which includes: (i) 1,684,674 shares of Class A Common Stock held in a trust over which the Reporting Person has beneficial ownership; (ii) 24,596,615 shares of Class A Common Stock issuable upon conversion of 24,596,615 shares of Class B Common Stock held in trusts over which the Reporting Person has beneficial ownership; and (iii) 1,436,250 shares of Class A Common Stock issuable upon conversion of 1,436,250 shares of Class B Common Stock subject to stock options exercisable within 60 days of December 31, 2021 by the Reporting Person.

(b)	Percent of class: 14.30%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 27,717,539

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 27,717,539

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Jonathan Grimm

/s/ Monica Kleinman, as Attorney-in-Fact for Jonathan Grimm